Exhibit 99.1
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Twelve Months Ended
($ in thousands)	December 31, 2009

FIXED CHARGES:
Interest Expense	$41,635
Amortization of Debt Premium, Discount and Expense	463
Interest Component of Rentals	1,539

Total Fixed Charges	$43,637

EARNINGS:
Net Income before Dividends on Preferred Stock	$114,709
Add:
Income Taxes	72,650
Total Fixed Charges	43,637

Total Earnings	$230,996

Ratio of Earnings to Fixed Charges	5.3